UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)

RayzeBio, Inc.
(Name of Subject Company)

RayzeBio, Inc.
(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

75525N107
(CUSIP Number of Class of Securities)

Ken Song, M.D.
President and Chief Executive Officer
RayzeBio, Inc.
5505 Morehouse Drive, Suite 300
San Diego, CA 92121
(619) 937-2754
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Jamie Leigh, Esq.
Ben Beerle, Esq.
Rowook Park, Esq.
Carlos Ramirez, Esq.
Cooley LLP
3 Embarcadero Center
San Francisco, CA 94111
(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by RayzeBio, Inc., a Delaware corporation ( “RayzeBio”), with the Securities and Exchange Commission on January 25, 2024, relating to the tender offer (the “Offer”) on Schedule TO filed with the Securities and Exchange Commission on January 25, 2024 by Bristol-Myers Squibb Company, a Delaware corporation (“Bristol-Myers Squibb”), and Rudolph Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Bristol-Myers Squibb (“Purchaser”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated December 25, 2023 (the “Merger Agreement”), by and among RayzeBio, Bristol-Myers Squibb and, by way of a Joinder dated as of December 26, 2023, Purchaser, to acquire all of the outstanding shares of common stock of RayzeBio, $0.0001 par value per share (the “Shares”), at an offer price of $62.50 per Share in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2024, and the related Letter of Transmittal. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. This Amendment No. 3 is being filed to reflect certain updates as set forth below.
Item 8. Additional Information.
Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding a new section titled “Expiration of the Offering Period; Completion of the Merger” immediately before the section titled “Cautionary Note Regarding Forward-Looking Statements” on page 34 as follows:
“Expiration of the Offering Period; Completion of the Merger
The Offer expired as scheduled at one minute following 11:59 p.m., Eastern Time, on February 22, 2024 (such date and time, the “Expiration Time”), and the Offer was not extended. Purchaser was advised by Equiniti Trust Company, the depositary for the Offer (the “Depositary”), that, as of the Expiration Time, a total of 53,052,499 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 86% of the issued and outstanding Shares as of the Expiration Time. As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition.
Purchaser expects to promptly accept for payment, on February 26, 2024, all Shares validly tendered and not validly withdrawn pursuant to the Offer. Purchaser will promptly pay for all Shares so accepted pursuant to the terms of the Offer and the Merger Agreement.
Following acceptance for payment of the Shares, Purchaser will own sufficient Shares to effect the Merger under Section 251(h) of the DGCL, without a vote of RayzeBio’s stockholders. Accordingly, Parent expects to effect the Merger on February 26, 2024, promptly following the acceptance of all Shares validly tendered and not validly withdrawn pursuant to the Offer, with Purchaser merging with and into RayzeBio, and RayzeBio continuing as the surviving corporation and as a wholly owned subsidiary of Parent.
Following the consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of RayzeBio’s reporting obligations under the Exchange Act as promptly as practicable.”
Item 9. Exhibits.
Item 9 “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description
(a)(18)	Press Release issued by Bristol-Myers Squibb Company, dated February 23, 2024 (incorporated by reference to Exhibit (a)(5)(xii) to Amendment No. 3 to the Schedule TO, filed February 23, 2024).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RayzeBio, Inc.

By:	/s/ Ken Song
Name:	Ken Song, M.D.
Title:	President and Chief Executive Officer

Dated: February 23, 2024